Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2016. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 September 2016
(£m)
Capitalisation
Equity
Shareholders’ equity	43,072
Other equity instruments	5,355
Non-controlling interests	420
Total equity	48,847

Indebtedness

Subordinated liabilities	23,214

Debt securities
Debt securities in issue	85,925
Liabilities held at fair value through profit or loss (debt securities)	9,983
Total debt securities	95,908

Total indebtedness	119,122

Total capitalisation and indebtedness	167,969

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2016, all indebtedness was unsecured except for £38.7 billion of securitisation notes and covered bonds and £3.4 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 30 September 2016.

There has been no material change in the information set forth in the table above since 30 September 2016.